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                                EXHIBIT (99)(B)
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                               On letterhead of:

            American Federal Savings & Loan Association of Sullivan


Dear Stockholder:

    We are please to invite you to attend the Special Meeting of Stockholders (the "Special Meeting") of American Federal Savings & Loan Association of Sullivan ("American Federal") on June 17, 1997. The Special Meeting will be held at the Odd Fellows Community Center, 77 Hughes Ford Road, Sullivan, Missouri 63080, commencing at 10:00 a.m. local time.

    At the Special Meeting, stockholders of American Federal will be asked to approve the merger of American Federal with Bank of Sullivan, a Missouri bank and wholly owned subsidiary of Mid-Missouri Holding Company, Inc., Sullivan, Missouri ("Mid-Mo), and in connection therewith a proposal to repeal Section 8.A. of the Federal Stock Charter of American Federal which prohibits direct and indirect offers to acquire, or acquisitions of, more than ten percent (10%) of any equity security of American Federal. The terms of the merger provide that upon consummation of the merger each outstanding share of common stock of American Federal will be converted into a combination of cash and shares of common stock of Mid-Mo.

    Your Board of Directors submits this proposed merger and charter amendment to you after careful review and consideration. We believe that this proposed merger and charter amendment will provide significant value to all stockholders, enabling holders of American Federal common stock to participate in the expanded opportunities for growth that association with a larger financial organization makes possible and position American Federal and its stockholders to take advantage of future opportunities as the banking industry continues to consolidate and restructure. Accordingly, the Board has approved the merger and the charter amendment as being in the best interests of American Federal and its stockholders and recommends that you vote in favor of the merger and the charter amendment at the Special Meeting.

    You are urged to read carefully the accompanying Proxy Statement/Prospectus, which contains detailed information concerning the matters to be acted upon at the Special Meeting.

    Your participation in the meeting, in person or by proxy, is important. Therefore, we ask that you please mark, sign and date the enclosed proxy card and return it as soon as possible in the enclosed postage-paid envelope. If you attend the Special Meeting, you may vote in person if you wish, even if you have previously mailed in your proxy card.

                                   Sincerely,